UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ORION GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68628V308

(CUSIP Number)

Palogic Value Management, L.P.

Attn: Ryan L. Vardeman

5310 Harvest Hill Road, Suite 110

Dallas, TX 75230

(214) 871-2700

with a copy to:

Evan K. Hall, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68628V308

1.	Names of Reporting Persons Palogic Value Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,100,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (1)
14.	Type of Reporting Person (See Instructions) PN; HC; IA

(1)

Based upon 29,070,639 shares of Common Stock outstanding as of May 9, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended March 31, 2019, that was filed on May 9, 2019.

CUSIP No. 68628V308

1.	Names of Reporting Persons Palogic Value Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,100,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 29,070,639 shares of Common Stock outstanding as of May 9, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended March 31, 2019, that was filed on May 9, 2019.

CUSIP No. 68628V308

1.	Names of Reporting Persons Palogic Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,100,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (1)
14.	Type of Reporting Person (See Instructions) HC; OO

(1)

Based upon 29,070,639 shares of Common Stock outstanding as of May 9, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended March 31, 2019, that was filed on May 9, 2019.

CUSIP No. 68628V308

1.	Names of Reporting Persons Ryan L. Vardeman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,100,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2% (1)
14.	Type of Reporting Person (See Instructions) HC; IN

(1)

Based upon 29,070,639 shares of Common Stock outstanding as of May 9, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the SEC for the quarterly period ended March 31, 2019, that was filed on May 9, 2019.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.01 par value (the “Common Stock”), of Orion Group Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is located at 12000 Aerospace Avenue, Suite 300, Houston, Texas, 77034.

Item 2. Identity and Background

(a)    This Schedule 13D is jointly filed by and on behalf of each of Palogic Value Management, L.P., a Delaware limited partnership (“Palogic Value Management”); Palogic Value Fund, L.P., a Delaware limited partnership (“Palogic Value Fund”); Palogic Capital Management, LLC, a Delaware limited liability company (“Palogic Capital Management”); and Ryan L. Vardeman (Palogic Value Management, Palogic Value Fund, Palogic Capital Management and Mr. Vardeman are collectively referred to herein as the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). Palogic Value Fund is the record and direct beneficial owner of the securities covered by this statement. Palogic Value Management is the general partner of, and investment manager to, Palogic Value Fund. Palogic Capital Management is the general partner of Palogic Value Management. Mr. Vardeman is the sole member of Palogic Capital Management.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(b)    The address of the principal business office of each of the Reporting Persons is, c/o Palogic Value Management, L.P., 5310 Harvest Hill Road, Suite 110, Dallas, Texas 75230, USA.

(c)    The principal business of Palogic Value Fund is acquiring, holding and selling securities for investment purposes. The principal business of Palogic Value Management is serving as the general partner of, and investment manager to, Palogic Value Fund. The principal business of Palogic Capital Management is serving as the general partner of Palogic Value Management. The present principal occupation of Mr. Vardeman is serving as the sole member of Palogic Capital Management.

(d)    No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The place of organization of each Reporting Person, other than Mr. Vardeman, is listed in paragraph (a) of this Item 2. Mr. Vardeman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The Reporting Persons expended an aggregate of approximately $5,813,749.12 (including commissions) to acquire 2,100,000 shares of Common Stock of the Issuer in various open market transactions. The funds used for the purchase of shares of Common Stock of the Issuer reported in this Schedule 13D were derived from general working capital of Palogic Value Fund.

Item 4. Purpose of Transaction

The Reporting Persons acquired shares of Common Stock of the Issuer for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or shareholders concerning, among other things, the Issuer’s performance, the market price of the shares of the Issuer’s stock relative to the value of the Issuer’s assets, potential financing options for the Issuer, the Issuer’s business strategy, potential transactions and other issues for the betterment of the Issuer. The Reporting Persons may have future discussion with the Issuer’s management and board of directors covering a broad range of subjects relative to performance, strategic direction, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Shares, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a)    The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)    Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Palogic Value Fund is the record and direct beneficial owner of the securities covered by this Schedule 13D. Palogic Value Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock owned by it.

As the general partner of Palogic Value Fund, Palogic Value Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock owned by Palogic Value Fund. Palogic Value Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned by Palogic Value Fund.

As the general partner of Palogic Value Management, Palogic Capital Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Value Management. Palogic Capital Management does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Value Management.

As the sole member of Palogic Capital Management, Mr. Vardeman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by Palogic Capital Management. Mr. Vardeman does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by Palogic Capital Management.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)    Other than as set forth on Annex A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Except as otherwise described herein and in the Joint Filing Agreement, attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2019	PALOGIC VALUE MANAGEMENT, L.P.

	By:	Palogic Capital Management, LLC
	Its:	General Partner

	By:	/s/ Ryan L. Vardeman
	Name:	Ryan L. Vardeman
	Title:	Sole Member

PALOGIC VALUE FUND, L.P.

By:	Palogic Value Management, L.P.
Its:	General Partner

By:	Palogic Capital Management, LLC
Its:	General Partner

By:	/s/ Ryan L. Vardeman
Name:	Ryan L. Vardeman
Title:	Sole Member

PALOGIC CAPITAL MANAGEMENT, LLC

By:	/s/ Ryan L. Vardeman
Name:	Ryan L. Vardeman
Title:	Sole Member

/s/ Ryan L. Vardeman
RYAN L. VARDEMAN

ANNEX A

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF ORION GROUP HOLDINGS, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share (1)

Palogic Value Fund, L.P.	03/26/2019	Open Market Purchases	16,802		$3.0241

Palogic Value Fund, L.P.	03/27/2019	Open Market Purchases	12,530		$3.2364

Palogic Value Fund, L.P.	03/28/2019	Open Market Purchases	5,245		$3.1423

Palogic Value Fund, L.P.	03/29/2019	Open Market Purchases	75,000		$3.0844

Palogic Value Fund, L.P.	04/01/2019	Open Market Purchases	10,423		$3.0412

Palogic Value Fund, L.P.	04/02/2019	Open Market Purchases	26,844		$2.9575

Palogic Value Fund, L.P.	04/03/2019	Open Market Purchases	86,903		$2.9989

Palogic Value Fund, L.P.	04/04/2019	Open Market Purchases	2,187		$3.0003

Palogic Value Fund, L.P.	04/04/2019	Open Market Sales		900	$2.9366

Palogic Value Fund, L.P.	04/05/2019	Open Market Purchases	12,212		$2.9717

Palogic Value Fund, L.P.	04/08/2019	Open Market Purchases	25,494		$2.9179

Palogic Value Fund, L.P.	04/09/2019	Open Market Purchases	37,000		$2.8863

Palogic Value Fund, L.P.	04/10/2019	Open Market Purchases	9,843		$2.8191

Palogic Value Fund, L.P.	04/11/2019	Open Market Purchases	417		$2.9995

Palogic Value Fund, L.P.	04/12/2019	Open Market Purchases	28,940		$2.7201

Palogic Value Fund, L.P.	04/15/2019	Open Market Purchases	48,602		$2.6679

Palogic Value Fund, L.P.	04/16/2019	Open Market Purchases	10,000		$2.6012

Palogic Value Fund, L.P.	04/22/2019	Open Market Purchases	8,065		$2.6255

Palogic Value Fund, L.P.	04/23/2019	Open Market Purchases	6,312		$2.6128

Palogic Value Fund, L.P.	04/30/2019	Open Market Purchases	30,541		$2.5963

Palogic Value Fund, L.P.	05/01/2019	Open Market Purchases	1,800		$2.6101

Palogic Value Fund, L.P.	05/02/2019	Open Market Purchases	13,956		$2.5877

Palogic Value Fund, L.P.	05/03/2019	Open Market Purchases	6,900		$2.6297

Palogic Value Fund, L.P.	05/03/2019	Open Market Sales		18,500	$2.6367

Palogic Value Fund, L.P.	05/06/2019	Open Market Purchases	42,166		$2.7647

Palogic Value Fund, L.P.	05/06/2019	Open Market Sales		59,000	$2.5949

Palogic Value Fund, L.P.	05/07/2019	Open Market Purchases	20,398		$2.8381

Palogic Value Fund, L.P.	05/08/2019	Open Market Purchases	10,000		$2.7414

Palogic Value Fund, L.P.	05/09/2019	Open Market Purchases	11,400		$2.5951

Palogic Value Fund, L.P.	05/10/2019	Open Market Purchases	91,442		$2.5550

Palogic Value Fund, L.P.	05/13/2019	Open Market Purchases	32,200		$2.4474

Palogic Value Fund, L.P.	05/14/2019	Open Market Purchases	16,416		$2.4007

Palogic Value Fund, L.P.	05/14/2019	Open Market Sales		10,000	$2.5137

Palogic Value Fund, L.P.	05/15/2019	Open Market Purchases	51,100		$2.4077

Palogic Value Fund, L.P.	05/15/2019	Open Market Sales		6,400	$2.4281

Palogic Value Fund, L.P.	05/16/2019	Open Market Purchases	35,000		$2.4033

Palogic Value Fund, L.P.	05/17/2019	Open Market Purchases	16,841		$2.3552

Palogic Value Fund, L.P.	05/20/2019	Open Market Purchases	13,734		$2.2655

Palogic Value Fund, L.P.	05/21/2019	Open Market Purchases	300,000		$2.0376

Palogic Value Fund, L.P.	05/22/2019	Open Market Purchases	424,087		$2.0825

Palogic Value Fund, L.P.	05/22/2019	Open Market Sales		100	$2.2149

Palogic Value Fund, L.P.	05/23/2019	Open Market Purchases	54,100		$1.9214

Palogic Value Fund, L.P.	05/24/2019	Open Market Purchases	31,746		$1.9654

Palogic Value Fund, L.P.	05/28/2019	Open Market Purchases	138,254		$1.9461

(1)	Including commissions.